EXHIBIT 23.4

[Noble Financial Capital Markets letterhead]

March 9, 2016

Mr. Evan D. Masyr

Executive Vice President & Chief Financial Officer

Salem Media Group, Inc.

4880 Santa Rosa Road

Camarillo, CA 93012

PERSONAL & CONFIDENTIAL

Dear Mr. Masyr:

This letter is to confirm that Salem Media Group, Inc. is granted permission to disclose through its annual 10K filing with the Securities and Exchange Commission (“SEC”) on or about March 9, 2016, the name of “Noble Financial Capital Markets” in reference to Noble’s ASC 350 impairment analysis of Salem’s goodwill and other intangible assets for its informational purposes only.

Noble Financial Capital Markets

/s/ Richard H. Giles

Richard H. Giles